                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                       (Amendment No.       4       )*
                                      --------------

                              Bell Sports Corp.
--------------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 077903 10 2
                ---------------------------------------------
                               (CUSIP Number)


                          Sheli Z. Rosenberg, Esq.
                          ------------------------
   Zell/Chilmark Fund, L.P., Two North Riverside Plaza, Chicago, IL 60606,
   ----------------------------------------------------------------------
                                312/466-3456
                                ------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                             September 29, 1997
                ---------------------------------------------
                        (Date of Event which Requires
                          Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                      (Continued on following page(s))

                             Page 1 of 4 Pages
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-------------------                                         -------------------
CUSIP NO. 077903102                     13D                  Page 2 of 4 Pages
-------------------                                         -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Zell/Chilmark Fund, L.P.

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3     SEC USE ONLY


-------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

            Not applicable.

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

-------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

                                               0
           NUMBER
                           ----------------------------------------------------
          OF SHARES              8     SHARED VOTING POWER

        BENEFICIALLY                           0

          OWNED BY         ----------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER
            EACH
                                               0
          REPORTING
                           ----------------------------------------------------
            PERSON               10     SHARED DISPOSITIVE POWER PERSON

            WITH                               0

-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0

-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                                                                            [ ]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

              0%

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *

              PN
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.  CAPITALIZED TERMS NOT OTHERWISE
DEFINED HEREIN SHALL HAVE THE SAME MEANING AS THEY HAVE IN THE SCHEDULE 13D AND AMENDMENTS THERETO.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)-(c) On September 29, 1997, Zell/Chilmark sold all 805,000 shares of the Issuer's common stock (the "Shares") which it beneficially owned. Zell/Chilmark had previously received the Shares by transfer from its wholly-owned subsidiary, C.G. Corp. Zell/Chilmark sold the Shares in a single transaction effected on the open market. The sale price per share was $10, for aggregate sales proceeds of $8,050,000 (exclusive of commissions). As a result of the sale, Zell/Chilmark no longer beneficially owns any shares of the Issuer's common stock.

(d)        Not Applicable.

(e)        September 29, 1997.





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                                  SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.


                                     ZELL/CHILMARK, L.P., a Delaware limited
                                     partnership

                                     By:  ZC LIMITED PARTNERSHIP, its
                                          general partner

                                     By:  ZC PARTNERSHIP, its general
                                          partner

                                     By:  ZC, INC., a general partner



                                     By: /s/ Sheli Z. Rosenberg
                                        ----------------------------------
                                        Sheli Z. Rosenberg, Vice President

Dated:  October 15, 1997






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